UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2014

Commission File Number 001-35704

Seadrill Partners LLC

(Exact name of Registrant as specified in its Charter)

2nd Floor, Building 11

Chiswick Business Park

566 Chiswick High Road

London, W4 5YS

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1). Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7). Yes  ☐    No  ☒

ITEM 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibits 10.1 – 10.7 are documents relating to the previously-announced acquisitions of the entities which own and operate the West Sirius and West Leo by Seadrill Capricorn Holdings LLC and Seadrill Operating LP, respectively.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE REGISTRANT:

REGISTRATION STATEMENT ON FORM F-1 (NO. 333-192053) ORIGINALLY FILED WITH THE SEC ON NOVEMBER 1, 2013

ITEM 6. EXHIBITS

The following documents are filed as part of this 6-K Report:

10.1	Amendment to Contribution, Purchase and Sale Agreement, dated as of December 12, 2013, by and among Seadrill Limited, a Bermuda exempted company Seadrill Partners LLC, Seadrill Operating LP, Seadrill Capricorn Holdings LLC, and Seadrill Americas Inc.

10.2	Loan Agreement, dated December 13, 2013 by and among Seadrill Limited and Seadrill Capricorn Holdings

10.3	Loan Agreement, dated December 13, 2013 by and among Seadrill Limited, Seadrill Leo Ltd., and Seadrill Operating LP

10.4	Administrative, Technical and Advisory Agreement, effective as of January 1, 2012 by and among Seadrill Management AME Ltd. and Seadrill Ghana Operations Ltd.

10.5	Administrative, Technical and Advisory Agreement, effective as of January 1, 2012 by and among Seadrill Management AME Ltd. and Seadrill Ghana Operations Ltd., effective as of December 13, 2013, by and among Seadrill Americas Inc. and Seadrill Gulf Operations Sirius LLC

10.6	Promissory Discount Note dated December 13, 2013 by and among Seadrill Partners LLC and Seadrill Limited

10.7	Promissory Discount Note dated December 13, 2013 by and among Seadrill Capricorn Holdings LLC and Seadrill Limited

10.8	Credit Agreement dated February 21, 2013 among Seadrill Operating LP, Seadrill Partners Finco LLC, Seadrill Capricorn Holdings LLC, various lenders and Deutsche Bank AG New York Branch, as Administrative Agent and Collateral Agent

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL PARTNERS LLC

Date: March 11, 2014	By:	/s/ Graham Robjohns
Name: Graham Robjohns
Title: Chief Executive Officer